UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

E-House (China) Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001

(Title of Class of Securities)

026852W10

(CUSIP Number)

Xin Zhou	Neil Nanpeng Shen	SINA Corporation
Kanrich Holdings Limited	Smart Create Group Limited	7/F Sina Plaza
On Chance Inc.	Smart Master International Limited	No. 8 Courtyard 10 West
Jun Heng Investment Limited	c/o Suite 3613, 36/F	Xibeiwang East Road
c/o 11/F, Yinli Building	Two Pacific Place	Haidian District, Beijing
383 Guangyan Road	88 Queensway	People’s Republic of China
Jing’an District, Shanghai 200072	Hong Kong	Phone: +86 10 8262-8888
People’s Republic of China	Phone: +852 2501-8989	Facsimile: +86 10 8260-7073
Phone: +86 21 6133-0808	Facsimile: +852 2501 5249
Facsimile: +86 21 6133-0707

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.	Michael V. Gisser, Esq.
Haiping Li, Esq.	Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom LLP	300 South Grand Avenue
c/o 42/F Edinburgh Tower, The Landmark	Suite 3400
15 Queen’s Road Central	Los Angeles, California 90071
Hong Kong	Phone: (213) 687-5000
Phone: +852 3740-4700

August 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026852W10	Page	2	of	13	Pages

1	Names of Reporting Persons Xin Zhou
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) IN

CUSIP No.	026852W10	Page	3	of	13	Pages

1	Names of Reporting Persons Kanrich Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	4	of	13	Pages

1	Names of Reporting Persons On Chance Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	5	of	13	Pages

1	Names of Reporting Persons Jun Heng Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	6	of	13	Pages

1	Names of Reporting Persons Neil Nanpeng Shen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) IN

CUSIP No.	026852W10	Page	7	of	13	Pages

1	Names of Reporting Persons Smart Create Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	8	of	13	Pages

1	Names of Reporting Persons Smart Master International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	9	of	13	Pages

1	Names of Reporting Persons SINA Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	10	of	13	Pages

Preamble

This Schedule 13D/A (this “Amendment”) constitutes Amendment No. 7 to the Schedule 13D on behalf of Mr. Xin Zhou dated April 1, 2013, Amendment No. 7 to the Schedule 13D on behalf of Kanrich Holdings Limited dated April 1, 2013, Amendment No. 3 to the Schedule 13D on behalf of On Chance Inc. dated June 19, 2015, Amendment No. 3 to the Schedule 13D on behalf of Jun Heng Investment Limited dated June 19, 2015, Amendment No. 3 to the Schedule 13D on behalf of Mr. Neil Nanpeng Shen dated June 19, 2015, Amendment No. 3 to the Schedule 13D on behalf of Smart Create Group Limited dated June 19, 2015, Amendment No. 3 to the Schedule 13D on behalf of Smart Master International Limited dated June 19, 2015, and Amendment No. 5 to the Schedule 13D on behalf of SINA Corporation dated April 30, 2012.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

On August 5, 2016, at 2:00 pm (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at 11/F, Yinli Building, 383 Guangyan Road, Jing’an District, Shanghai 200072, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger.

On August 12, 2016, the Company and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of August 12, 2016, pursuant to which the Merger became effective on August 12, 2016. As a result of the Merger, the Company became directly wholly owned by Parent.

At the effective time of the Merger, each Share, including Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time, other than (i) the Excluded Shares and (ii) Shares owned by any shareholder of the Company who validly exercises, and has not effectively withdrawn or lost, such shareholder’s right to dissent from the Merger in accordance with Section 238 of the Companies Law (2013 Revision) of the Cayman Islands, was cancelled in exchange for the right to receive an amount in cash equal to US$6.85 in cash per Share without interest and net of any applicable withholding taxes, and each ADS issued and outstanding prior to the Effective Time (other than ADSs that represent the Excluded Shares) shall be cancelled in consideration for the right to receive US$6.85 in cash per ADS without interest (less a cancellation fee of US$0.05 per ADS) and net of any applicable withholding taxes. The Excluded Shares and the ADSs representing the Excluded Shares were cancelled for no cash consideration as of the Effective Time.

In addition to the foregoing, at the Effective Time, the Company terminated the 2008 Share Incentive Plan of the Company and all amendments and modifications thereto (the “Share Incentive Plan”), terminated all relevant award agreements applicable to the Share Incentive Plan, canceled all options to

CUSIP No.	026852W10	Page	11	of	13	Pages

purchase Shares or ADSs (the “Company Options”) and all restricted shares (the “Company Restricted Shares”, together with the Company Options, the “Company Share Awards”) granted under the Share Incentive Plan that were then outstanding and unexercised, whether or not vested or exercisable.  Each former holder of a Company Option (other than a former holder of any Company Options that are Excluded Shares), whether vested or unvested, that was cancelled at the Effective Time will, in exchange thereof, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of $6.85 over the exercise price of such Company Option multiplied by (ii) the number of Shares underlying such Company Option; provided that if the Exercise Price of any such Company Option is equal to or greater than $6.85, such Company Option shall be cancelled without any payment therefor.  Each former holder of a Company Restricted Share (other than a former holder of any Company Restricted Shares that are Excluded Shares) that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) $6.85 multiplied by (ii) the number of Company Restricted Shares held by such former holder.  At the Effective Time, each Company Option and each Company Restricted Share that was an Excluded Share (whether vested or unvested) was cancelled for no merger consideration.

Following the completion of the Merger, the Company will cease to have ADSs listed on any securities exchange or quotation system, including the NYSE after the filing of Form 25. In addition, ninety (90) days after the filing of Form 15 in connection with the completion of the Merger or such shorter period as may be determined by the SEC, registration of the ADSs under the Securities Exchange Act of 1934, as amended, will be terminated.

As a result of these transactions, the Reporting Persons no longer beneficially own any Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)    As of the date of this Amendment, the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c) To the best knowledge of the Reporting Persons, except as described herein, none of the Reporting Persons has effected any transaction in the Shares during the 60-day period prior to the filing of this Amendment.

(d) Not applicable.

(e) August 12, 2016.

CUSIP No.	026852W10	Page	12	of	13	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2016

Xin Zhou

/s/ Xin Zhou

Kanrich Holdings Limited

	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

On Chance Inc.

	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

Jun Heng Investment Limited

	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

Neil Nanpeng Shen

/s/ Neil Nanpeng Shen

CUSIP No.	026852W10	Page	13	of	13	Pages

Smart Create Group Limited

By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Director

Smart Master International Limited

By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Director

SINA Corporation

By:	/s/ Charles Chao
Name:	Charles Chao
Title:	Chief Executive Officer